J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

July 8, 2025

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan Equity and Options Laddered Total Return ETF (the “Fund”)
File Nos. 333-191837; 811-22903;
Post-Effective Amendment No. 472

Dear Mr. Be:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided with respect to the filing made on March 7, 2025, related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

Please note that following the Board Meeting held in May, the Fund’s name has been changed from “JPMorgan Equity and Options Laddered Total Return ETF” to “JPMorgan Equity and Options Total Return ETF.”

GENERAL

1.

Comment: Please file responses to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). In addition, please email to the commenter marked copies of the revised pages to the Fund’s prospectus reflecting responses to the following comments. Please apply comments to disclosure in one section to similar disclosures throughout.

Response: We agree to take these actions prior to the effectiveness of the Fund’s Rule 485(b) PEA.

PROSPECTUS

Fees and Expenses of the Fund

2.

Comment: Please supplementally provide us with the fee table and complete the missing (bracketed) information before filing. In addition, please supplementally explain how you determined an estimate for “Other Expenses” for the first fiscal year end and why that estimate is reasonable. Furthermore, please either explain or remove the reference to the Fund’s Rule 12b-1 plan from footnote 1.

Response: The completed fee table and other missing information will be updated in the filings made pursuant to Rule 485(b) and will be emailed to you prior to the effectiveness of the Rule 485(b) PEA.

The Fund’s shareholders are not currently expected to incur any “Other Expenses” as defined under Form N-1A. Footnote 1 of the Annual Fund Operating Expenses table discloses that the Fund’s investment adviser will pay substantially all expenses of the Fund, with certain exceptions. Accordingly, the Fund plans to omit the “Other Expenses” line item in its Annual Fund Operating Expenses table. If in the future the Fund incurs “Other Expenses,” as defined in Form N-1A (“N-1A”), the table will be modified to the extent required under N-1A.

Additionally, please note that the Fund does not currently have a Rule 12b-1 plan in place; however, since the Fund’s management agreement excludes fees under a Rule 12b-1 plan from the unitary fee paid by the Fund, the disclosure was included in case the Fund decides to implement a plan in the future.

The Fund’s Main Investment Strategy

3.	Comment: Please revise the disclosure in the eighth paragraph under “What are the Fund’s main investment strategies?” to clarify what the “benchmark” is.

Response: In response to your comment, we will revise the eighth paragraph of this section as follows:

The Fund will not invest more than 25% of the value of its total assets in the securities of companies conducting their principal business activities in the same industry, except that, to the extent that an industry represents 20% or more of the Fund’s benchmark, the S&P 500 Index, at the time of investment, the Fund may invest up to 35% of its total assets in that industry.

4.

Comment: Please revise the second to last sentence of the “Investment Process” section to clarify how the premiums on the options will be treated. In addition, supplementally if the treatment of the options will prevent the Fund from qualifying as a “regulated investment company” (“RIC”) under the Internal Revenue Code, then consider adding risk disclosure.

Response: The second to last sentence of the “Investment Process” section will be modified as follows:

In particular, premiums generated from the sale of out-of-the-money call options will accumulate within the Fund, contributing to the diversified source of total return for investors.

Under the tax requirements for RICs, the option premiums are treated as capital gains/losses and will not affect the Fund’s ability to qualify for RIC status.

5.

Comment: Please clarify how the “Options Overlay Strategy Risk” section applies to the Fund’s investment strategy including whether the Fund will enter into only covered call options. To the extent that the Fund does not enter into covered options, please clarify that fact and how the options will reduce the Fund’s volatility.

Response: We have reviewed this risk section and will modify the “Options Overlay Strategy Risk” section as follows:

Options Overlay Strategy Risk. When the Fund sells call options, it receives cash but limits its opportunity to profit from an increase in the market value of the underlying instrument up to the exercise price (plus the premium received). The maximum potential gain on the Index or ETF (each, an underlying instrument) will be equal to the difference between the exercise price and the purchase price of the underlying instrument at the time the option is written, plus the premium received. In a rising market, the option may require an underlying instrument to be sold at an exercise price that is lower than would be received if the instrument was sold at the market price. If a call expires, the Fund realizes a gain in the amount of the premium received, but because there may have been a decline (unrealized loss) in the market value of the underlying instrument during the option period, the loss realized may exceed such gain. If the underlying instrument declines by more than the option premium the Fund receives, there will be a loss on the overall position.

In addition, the long portfolio will not necessarily provide the same exposure to the Index as the call options. Instead the securities in the long portfolio are chosen to have a lower volatility than that of the Index while the options are designed to align with the Index. As described in more detail in the “Strategy Risk” section, therefore, there is a risk that the adviser may not be successful in managing the Fund with a lower volatility than the Index.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at +1614 213 4020 or email her at elizabeth.a.davin@jpmorgan.com.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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